UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 26, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioLineRx Ltd.

File No. 001-35223 - CF#31309

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BioLineRx Ltd. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on July 1, 2011.

Based on representations by BioLineRx Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.6	through July 1, 2017
Exhibit 4.16	through July 1, 2017
Exhibit 4.17	through July 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary